                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934


                                 Teligent, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  87959Y 10 3
                       --------------------------------
                                 (CUSIP Number)

                            Charles Y. Tanabe, Esq.
                   Senior Vice President and General Counsel
                               Liberty AGI, Inc.
                            9197 South Peoria Street
                           Englewood, Colorado 80112
                                 (720) 875-5400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 14 , 2000
                       ----------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 20 Pages)

--------------------
/*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87959Y 10 3

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Liberty AGI, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (a) [_]
      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          21,436,689 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             21,436,689 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      21,436,689 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 68.88%. See Item 5.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                              Page 2 of 20 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D

                                 Statement of

                               LIBERTY AGI, INC.

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                                 TELIGENT, INC.


Item 1.   Security and Issuer.

     Liberty AGI, Inc. (formerly known as Silver Spur Land & Cattle Co.), a Delaware corporation ("Liberty AGI" or the "Reporting Person"), is filing this Statement on Schedule 13D (this "Statement") with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Teligent, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 8065 Leesburg Pike, Vienna, Virginia 22182.

Item 2.   Identity and Background.

     The reporting person is Liberty AGI, whose principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. Microwave Services, Inc., a Delaware corporation ("MSI"), is the registered holder of the shares of Class A Common Stock beneficially owned by Liberty AGI (the "Shares"). MSI is an indirect wholly owned subsidiary of AGI LLC, a Delaware limited liability company ("AGI LLC"). AGI's sole member is AT&T Corp., a New York corporation ("AT&T"), and its sole manager is Liberty AGI. Under AGI LLC's governing documents, Liberty AGI, as manager, is solely vested with the authority to direct the management of AGI LLC.

     Prior to March 9, 1999, Liberty AGI was controlled by Tele-Communications, Inc., a Delaware corporation ("TCI"). TCI's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. TCI is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

     As a result of the consummation on March 9, 1999 of the merger (the "AT&T Merger") of a wholly owned subsidiary of AT&T with and into TCI, (i) TCI became a wholly owned subsidiary

                              Page 3 of 20 Pages
of AT&T; (ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined; and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of AT&T's "Liberty Media Group." Following the AT&T Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the AT&T Merger, except for certain assets that were transferred to TCI's "TCI Group" in connection with the AT&T Merger, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T. AT&T's principal business address is 32 Avenue of the Americas, New York, New York 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

     The Board of Directors and management of the Reporting Person manage the business and affairs of the Reporting Person, including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's Board of Directors consists of individuals designated by TCI prior to the AT&T Merger. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's Board of Directors, AGI LLC (or, following the Share Exchange described in Item 6 below, the Reporting Person) will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of the Reporting Person prior to such transfer of assets.

     As a result, the Reporting Person, acting through its Board of Directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation Law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Exchange Act.

     The Liberty Media Group, principally through Liberty Media Corporation, a Delaware corporation ("Liberty Media"), is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing,
(iii) international cable television distribution, telephony and programming,
(iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures. The Reporting Person is a member of the Liberty Media Group, and AT&T's interest in AGI LLC is attributed to the Liberty Media Group.

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

                              Page 4 of 20 Pages

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule 2 attached to this Statement contains the following information, which has been provided to the Reporting Person by AT&T, concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address; (ii) principal occupation or employment; and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

     Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The foregoing summary of the terms of the AT&T Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(a) to this Statement, and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as Exhibit 7(b) to this Statement.

Item 3.   Source and Amount of Funds or Other Consideration.

     On January 14, 2000, the Liberty Media Group completed its acquisition of The Associated Group, Inc., a Delaware corporation ("Associated Group"), pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of October 28, 1999 (the "Merger Agreement"), among AT&T, A-Group Merger Corp., a Delaware corporation and a wholly owned subsidiary of AT&T ("Merger Sub"), Liberty Media and Associated Group. In this transaction, Merger Sub merged (the "Merger") with and into Associated Group, with Associated Group as the surviving entity in the Merger. In the Merger, each share of Associated Group's Common Stock, Class A, par value $.10

                              Page 5 of 20 Pages
per share, and Common Stock, Class B, par value $.10 per share, was converted into 1.20711 shares of Class A Liberty Media Group Stock, par value $1.00 per share, of AT&T ("Class A Liberty Stock") and 0.49634 of a share of AT&T Common Stock, par value $1.00 per share ("AT&T Common Stock"). A total of 47,957,512 shares of Class A Liberty Stock and 19,719,190 shares of AT&T Common Stock were issued in the Merger. In addition, AT&T assumed options to purchase a total of 2,000,000 shares of Associated Group Class B Stock and, following the Merger, these options represent the right to purchase a total of 4,080,000 shares of Class A Liberty Stock.

     Prior to the Merger, Associated Group contributed all of the outstanding shares of capital stock of MSI to Microwave Holdings, L.L.C., a newly-formed Delaware limited liability company of which Associated Group is the sole member ("Microwave Holdings"). Following the Merger, Associated Group was converted to a Delaware limited liability company called "AGI LLC."

     The foregoing summary of the terms of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is included as Exhibit 7(c) to this Statement and is incorporated herein by reference.

Item 4.   Purpose of Transaction.

     The Reporting Person has no current plans to dispose of shares of Common Stock (see the description of the Share Exchange set forth below in this Item
4). However, the Reporting Person may in the future dispose of shares of Common Stock in the market, in privately negotiated transactions or otherwise, including pursuant to the agreements described under Item 6 below. In addition, while it has no current plans to do so, the Reporting Person reserves the right to acquire additional shares of Common Stock through market purchases, in privately negotiated transactions or otherwise, including pursuant to the exercise of rights under the agreements described under Item 6 below.

     The Merger Agreement provides that after the earlier of (a) six months following the Merger or (b) such time after the Merger that AT&T's ownership of the outstanding interest in AGI LLC, in AT&T's reasonable judgement, causes a Parent Adverse Effect (as defined in the Merger Agreement) (provided that transferring such outstanding interest in AGI LLC to Liberty AGI would, in AT&T's reasonable judgment, reduce or eliminate the Parent Adverse Effect), AT&T will transfer all of the equity in AGI LLC to Liberty AGI in exchange for common stock of Liberty AGI representing the value of the equity interest in AGI LLC (the "Share Exchange"). The common stock of Liberty AGI held by AT&T following the Share Exchange will be attributed to the Liberty Media Group.

     The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements, pursuant to the exercise of rights under the agreements described in Item 6 below or otherwise,
(ii) to dispose of all or a portion of the securities of the Issuer owned by it in the market, in privately negotiated transactions or otherwise or (iii) to take any other available

                              Page 6 of 20 Pages
course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item
4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

     Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  Any action similar to any of those enumerated in this paragraph.

                              Page 7 of 20 Pages

Item 5.   Interest in Securities of the Issuer.

     (a) Liberty AGI presently beneficially owns, through its control of MSI, 21,436,689 shares of Class A Common Stock. Of the 31,121,921 shares of Class A Common Stock outstanding (based on 9,685,232 shares of Class A Common Stock outstanding as of November 8, 1999, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, and giving effect to the conversion of 21,436,689 shares of the Issuer's Class B-Series 1 Common Stock, par value $.01 per share ("Series B-1 Common Stock") held by MSI to an equal number of shares of Class A Common Stock on January 14, 2000 (but without assuming the conversion of shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock") of the Issuer, or any other convertible or exchangeable securities or the Issuer, held by any other person)), the 21,436,689 shares beneficially owned by the Reporting Person represent approximately 68.88% of the issued and outstanding shares of Class A Common Stock.

     Except as described in the preceding paragraph, to the knowledge of the Reporting Person, none of the Schedule 1 Persons and none of the Schedule 2 Persons beneficially owns any shares of Class A Common Stock.

     (b) Except as described in Item 6 below, Liberty has the sole power to vote or to direct the voting of the Shares. Liberty AGI has the sole power to dispose of, or to direct the disposition of, the Shares.

     (c) Except for (i) the acquisition by Liberty AGI of beneficial ownership of 21,436,689 shares of Class A Common Stock pursuant to the Merger Agreement and (ii) the conversion by MSI of 21,436,689 shares of Series B-1 Common Stock into an equal number of shares of Class A Common Stock following the Merger, no transactions have been effected by the Reporting Person during the past 60 days.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information set forth in Item 4 hereof regarding the Share Exchange is hereby incorporated by reference herein.

Members Agreement

     In connection with the Issuer's initial public offering (the "IPO"), the Issuer, MSI, Associated Group, Telcom-DTS Investors, L.L.C. (the "Telcom Stockholder"), Digital Services Corporation (an original member of Teligent, L.L.C. and an affiliate of the Telcom Stockholder) ("DSC"), the Telcom

                              Page 8 of 20 Pages

Stockholder and the owners of the Telcom Stockholder entered into an agreement (the "Members Agreement") whereby the Issuer granted to DSC certain demand and "piggyback" registration rights with respect to Common Stock held by DSC at the
time of consummation of the IPO.   In addition, in the Members Agreement,
Associated Group and MSI agreed with DSC that upon a "Change in Control" (as defined in the Members Agreement) of Associated Group or MSI, (i) Associated Group will immediately convert, and cause its controlled affiliates to immediately convert, all of the Series B-1 Common Stock owned by them into Class A Common Stock such that, under the Certificate of Incorporation as then in effect, Associated Group, alone or together with its controlled affiliates, will no longer have the right to elect a majority of the Issuer's Board of Directors,
(ii) MSI will cause its designees on the Issuer's Board of Directors to cause the Issuer's Board of Directors to convene a meeting of the Issuer's stockholders and (iii) promptly after taking the action described in (ii) immediately above, MSI will cause such number of its designees on the Issuer's Board of Directors to resign so that such designees no longer constitute a majority thereof. The Merger constituted a "Change in Control" for purposes of the Members Agreement and, immediately following the Merger, MSI caused all of the Series B-1 Common Stock owned by it to be converted to an equal number of shares of Class A Common Stock and caused two of its designees on the Issuer's Board of Directors to resign.

     In addition, in the Members Agreement, MSI and the Telcom Stockholder have each granted to the other rights of first refusal and co-sale rights with respect to any sale or transfer by the other (other than to an affiliate or pursuant to a pledge arrangement, and excluding any public sale or distribution whether pursuant to a registration statement, Rule 144 or otherwise) of shares of Common Stock (other than Common Stock acquired in public market transactions). Pursuant to the Members Agreement, Associated Group and the owners of the Telcom Stockholder have also each granted to the other rights of first refusal and co-sale rights, with the same exceptions, with respect to any sale or transfer by the other of shares of MSI, or member or other equity interests of the Telcom Stockholder, but only if shares of Common Stock constitute all or substantially all of the assets of MSI or the Telcom Stockholder, respectively. The Members Agreement is incorporated by reference as Exhibit 7(d) to this Statement, and the foregoing description of the Members Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

Stockholders Agreement

     Immediately prior to consummation of the IPO, MSI, the Telcom Stockholder, NTTA&T Investment Inc. ("NTTA&T") (collectively, the "Stockholder Parties") and the Issuer entered into a Stockholders Agreement (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, NTTA&T and the Telcom Stockholder have certain rights and obligations with respect to their ownership interest in, and the governance of, the Issuer, including, so long as the Telcom Stockholder and NTTA&T, respectively, have the right to elect a member of the Issuer's Board, the right of such respective directors to approve, among other matters, any amendment to the Issuer's Certificate of Incorporation which materially and adversely affects the rights of NTTA&T or the Telcom Stockholder, respectively, in a discriminatory manner vis-a-vis one or more of the other

                              Page 9 of 20 Pages

Stockholder Parties. The Stockholders Agreement also provides that so long as the Telcom Stockholder and NTTA&T, respectively, have the right to elect a member of the Issuer's Board of Directors, the Issuer will afford to representatives of the Telcom Stockholder and NTTA&T, respectively, certain business consultation rights, including with respect to any action (each a "Consultation Event") which (i) materially changes the fundamental character of the Issuer's business, (ii) replaces the Issuer's Chief Executive Officer or Chief Operating Officer, (iii) involves the sale or pledge by the Issuer of a substantial portion of its assets or any acquisition, divestiture or merger of the Issuer with another entity or any joint venture outside the ordinary course of the Issuer's business or (iv) involves the issuance by the Issuer of shares of Common Stock or preferred stock to any telecommunications carrier. With respect to any Consultation Event, the Issuer will be required to provide reasonable advance notice to NTTA&T and the Telcom Stockholder and, in the case of the Consultation Event referred to in clause (iv) of the immediately preceding sentence, to give due consideration to their objections. In the Stockholders Agreement each of the parties thereto has agreed to vote, or act by written consent with respect to, all of their respective shares of Common Stock in favor of the election of the Issuer's Chief Executive Officer as a member of the Issuer's Board of Directors.

     Under the Stockholders Agreement, if the Issuer is required by a change in law or other circumstance to reduce the level of foreign ownership of the Issuer and the Issuer is unable to obtain a waiver of such requirement, the Issuer will have the right, and will be required, at NTTA&T's election, to refuse to sell stock in the Issuer to any Foreign Owner (as defined in the Stockholders Agreement) if such a transaction would adversely impact NTTA&T's ability to hold its then existing share ownership in the Issuer, and, in addition, the Issuer will have the right, and will be required, at the election of any Stockholder Party, to repurchase for cash (to the extent permitted by applicable Delaware corporation law) shares first from all other Foreign Owners other than the Stockholder Parties, if applicable, and thereafter from each of the Stockholder Parties, on a pro rata basis (based on the percentage of foreign ownership attributable to each Stockholder Party) at the fair market value thereof based on the Issuer's then public trading value.

     The Stockholders Agreement is incorporated by reference as Exhibit 7(e) to this Statement, and the foregoing description of the Stockholders Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

Firstmark Agreement

     Pursuant to a Stock Contribution Agreement dated as of March 10, 1997 (the "FirstMark Agreement") by and between Associated Communications, L.L.C. (the predecessor to Teligent, L.L.C.), FirstMark Communications, Inc. ("FirstMark"), Lynn Forester ("Forester"), and, for certain limited purposes MSI and DSC, Forester was granted certain limited "piggyback" and demand registration rights with respect to the shares of Class A Common Stock into which Forester's member interest in Teligent L.L.C. was converted ("Forester Registrable Securities"). In addition, in the FirstMark Agreement, Forester granted to MSI and DSC a right of first refusal with respect to any sale or other disposition by her of any equity interest in the Issuer, other than any sale by her in the

                              Page 10 of 20 Pages
public market of Forester Registrable Securities registered under the Securities Act of 1933, as amended (the "Securities Act") or pursuant to Rule 144 under the Securities Act. The FirstMark Agreement is incorporated by reference as Exhibit 7(f) to this Statement, and the foregoing description of the FirstMark Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

Mandl Employment Agreement

     Under the Issuer's Employment Agreement with Alex J. Mandl, the Issuer's Chairman and Chief Executive Officer, which took effect on September 1, 1996 (the "Mandl Employment Agreement") and to which MSI and DSC are parties for certain limited purposes, the Issuer has granted Mr. Mandl certain limited "piggyback" and demand registration rights with respect to the shares of Class A Common Stock which are subject to stock options under the 1997 Plan as a result of the conversion, in connection with the IPO, of the Company Appreciation Rights ("CARs") with respect to Teligent, L.L.C. granted pursuant to the Mandl Employment Agreement into stock options. The Mandl Employment Agreement also provides that if either MSI or DSC sells any of their respective interests in the Issuer to a third party, such seller shall be obligated to require the purchaser of such interest to purchase, and may require Mr. Mandl to sell to such third party, a proportionate percentage of the vested equity interest represented by Mr. Mandl's CARs (which have been converted into stock options as described above) valued as of the date of such purchase, at the same price paid by the third party for the interest of such seller. The Mandl Employment Agreement also provides for a right of first refusal on the part of MSI and DSC with respect to the disposition by Mr. Mandl of an equity interest in the Issuer. The Mandl Employment Agreement is incorporated by reference as Exhibit 7(g) to this Statement, and the foregoing description of the Mandl Employment Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

Registration Rights Agreement

     The Issuer and MSI have entered into a Registration Rights Agreement dated as of March 6, 1998 (the "Registration Rights Agreement"), whereby the Issuer has granted to MSI certain registration rights substantially similar to those granted to NTTA&T pursuant to a Registration Rights Agreement dated as of September 30, 1997, and to those granted to DSC pursuant to the Members Agreement.

     The Registration Rights Agreement provides that, subject to meeting certain minimum number of shares or anticipated offering price thresholds and to certain holdback periods, MSI may demand registration (each, a "Demand Registration") of the shares of Class A Common Stock into which its shares of Series B-1 Common Stock have been converted ("Registrable Securities"), at any time (subject to a maximum of three Demand Registrations in total) commencing six months after November 26, 1997 (the date of consummation of the Issuer's initial public offering of Class A Common Stock). In addition, the Registration Rights Agreement provides that, subject to certain limitations, MSI may include Registrable Securities in any registration of Common Stock by the

                              Page 11 of 20 Pages

Issuer under the Securities Act (other than on Form S-4 or S-8 under the Securities Act) (each, a "Piggyback Registration"). MSI also has the right, commencing six months after November 26, 1997, subject to certain limitations, to demand that the Issuer effect a registration on Form S-3 under the Securities Act, if available, (a "Form S-3 Registration") of all or part of its Registrable Securities, so long as the anticipated aggregate offering price for such Registrable Securities is in excess of $10 million.

     Under the Registration Rights Agreement, the Issuer is required to pay all registration expenses (other than underwriting discounts and commissions and fees and disbursements of counsel of the selling stockholders) with respect to all Demand Registrations and Form S-3 Registrations and up to three Piggyback Registrations. Under the Registration Rights Agreement, the Issuer is required to indemnify the selling stockholders, and the Issuer may request as a condition to effecting any registration indemnification from the selling stockholders, against certain liabilities in respect of any registration statement covered by the Registration Rights Agreement.

     The Registration Rights Agreement is incorporated by reference as
Exhibit 7(h) to this Statement, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

January 2000 Stockholders Agreement

     On January 13, 2000, Mr. Mandl, Liberty Media, the Telcom Stockholder and, following the effective time of the Merger, MSI entered into a Stockholders Agreement with respect to the Issuer (the "January 2000 Stockholders Agreement"). The January 2000 Stockholders Agreement provides that the parties will vote their shares so that the Issuer's board of directors shall consist of eight directors of which three directors will be nominees of MSI and two directors will be nominees of the Telcom Stockholder. The other three directors will be (1) Alex J. Mandl for so long as Alex J. Mandl is Chief Executive Officer of the Issuer, (2) one director nominated by NTTA&T for so long as the holders of Series B-3 common stock are entitled to designate a director and (3) one director nominated by Hicks Muse, its affiliates and their officers, directors, partners and employees and their families (collectively, "Hicks Muse") for so long as such group holds a specified amount of the Series A Preferred Stock of the Issuer or Class A Common Stock issuable upon the conversion thereof. If Alex J. Mandl is no longer a director, NTTA&T is no longer entitled to designate a director or Hicks Muse is no longer entitled to designate a director, the replacement for any such director will be an additional designee who is not affiliated with MSI, the Telcom Stockholder, Alex
J. Mandl or Liberty Media and who is mutually acceptable to each of the directors designated by MSI and the Telcom Stockholder and one other director (an "Additional Designee"). The January 2000 Stockholders Agreement also provides that if Alex J. Mandl ceases to be the Chief Executive Officer of the Issuer, he will be replaced with an individual who meets the requirements of an Additional Designee. The January 2000 Stockholders Agreement will terminate on the earliest of (a) the consummation of a merger transaction in which all of the outstanding shares of Common Stock of the Issuer are acquired by any party, (b) September 30, 2001, and (c) September 30, 2000, if MSI and the Telcom

                              Page 12 of 20 Pages

Stockholder agree to terminate it on that date. MSI's designees on the Issuer's board of directors are Robert R. Bennett, Gary S. Howard and David J. Berkman.

     A copy of the January 2000 Stockholders Agreement is attached hereto as
Exhibit 7(i) and the foregoing description of the January 2000 Stockholders Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated by reference.

     Except as described or incorporated by reference in the Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its directors, or executive officers has any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.        Materials to be Filed as Exhibits.

Exhibit 7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T Corp. (File No. 333-70279), filed on January 8, 1999 (the "AT&T Registration Statement"))

Exhibit 7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement)

Exhibit 7(c) Amended and Restated Agreement and Plan of Merger, dated as of October 28, 1999, among AT&T Corp., A-Group Merger Corp., Liberty Media Corporation and The Associated Group, Inc. (incorporated by reference to Appendix A to the Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T Corp. (File No. 333-89915), filed on October 29, 1996)

Exhibit 7(d) Agreement, dated September 29, 1997, among Teligent, L.L.C., Digital Services Corporation, Telcom-DTS Investors, L.L.C., Microwave Services, Inc., The Associated Group, Inc. and certain other parties (incorporated by reference to Exhibit 1 to the Report on Schedule 13D of the Associated Group, Inc. and Microwave Services, Inc., dated December 8, 1997 (the "AGI
               Schedule 13D"))

Exhibit 7(e) Stockholders Agreement, dated as of November 26, 1997, by and among Teligent, Inc., Microwave Services, Inc., Telcom-DTS Investors, L.L.C. and NTTA&T Investment Inc. (incorporated by reference to Exhibit 2 to the AGI Schedule 13D)

Exhibit 7(f) Stock Contribution Agreement dated as of March 10, 1997 among Associated Communications, L.L.C., First Mark Communications, Inc. and Lynn Forester (incorporated by reference to Exhibit 3 to the AGI Schedule 13D)

                              Page 13 of 20 Pages

Exhibit 7(g) Employment Agreement, dated August 19, 1996, between Associated Communications, L.L.C. and Alex J. Mandl (incorporated by reference to Exhibit 4 to the AGI Schedule 13D)

Exhibit 7(h) Registration Rights Agreement, dated as of March 6, 1998, by and between Teligent, Inc. and Microwave Services, Inc. (incorporated by reference to Exhibit 6 to Amendment No. 1 to the AGI Schedule 13D, dated March 9, 1999)

Exhibit 7(i)   Stockholders Agreement, dated January 13, 2000, by and among Alex
               J. Mandl, Liberty Media Corporation, Telcom-DTS Investors, L.L.C. and Microwave Services, Inc.

                              Page 14 of 20 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2000

                                    LIBERTY AGI, INC.


                                    By: /s/ Charles Y. Tanabe
                                        ---------------------
                                    Name:  Charles Y. Tanabe
                                    Title: Senior Vice President and General
                                           Counsel

                              Page 15 of 20 Pages

                                   SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                   Principal Occupation
----                   --------------------
John C. Malone         Chairman of the Board and Director of Liberty; Director
                       of AT&T Corp.

Robert R. Bennett      President, Chief Executive Officer and Director of
                       Liberty

Gary S. Howard         Executive Vice President, Chief Operating Officer of
                       Liberty

Daniel E. Somers       Director of Liberty; Senior Executive Vice President
                       and Chief Financial Officer of AT&T Corp.

John C. Petrillo       Director of Liberty; Executive Vice President, Corporate
                       Strategy and Business Development of AT&T Corp.

Larry E. Romrell       Director of Liberty; Consultant to Tele-Communications,
                       Inc.

Jerome H. Kern         Director of Liberty

Paul A. Gould          Director of Liberty; Managing Director of Allen & Co.

John D. Zeglis         Director of Liberty; Director and President of AT&T Corp.

David B. Koff          Senior Vice President and Assistant Secretary of Liberty

Charles Y. Tanabe      Senior Vice President, General Counsel and Assistant
                       Secretary of Liberty

Peter Zolintakis       Senior Vice President of Liberty

Vivian J. Carr         Vice President and Secretary of Liberty

Kathryn S. Douglass    Vice President and Controller of Liberty

David J.A. Flowers     Vice President and Treasurer of Liberty

                              Page 16 of 20 Pages

                                  SCHEDULE 2

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

     The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 2 are United States citizens.

Name                      Title
----                      -----
C. Michael Armstrong      Chairman of the Board, Chief Executive Officer and
                          Director

Kenneth T. Derr           Director; Chairman and Chief Executive Officer of
                          Chevron Corporation

M. Kathryn Eickhoff       Director; President of Eickhoff Economics Incorporated

Walter Y. Elisha          Director; Retired Chairman and Chief Executive
                          Officer of Springs Industries, Inc.

George M. C. Fisher       Director; Chairman and Chief Executive Officer of
                          Eastman Kodak Company

Donald V. Fites           Director; Retired Chairman of Caterpillar, Inc.

Amos B. Hostetter, Jr.    Director; Chairman of Pilot House Associates

Ralph S. Larsen           Director; Chairman and Chief Executive Officer of
                          Johnson & Johnson

John C. Malone            Director; Chairman of Liberty Media Corporation

Donald F. McHenry         Director; President of The IRC Group LLC

Michael I. Sovern         Director; President Emeritus and Chancellor Kent
                          Professor of Law at Columbia University

Sanford I. Weill          Director; Chairman and Co-CEO of Citigroup Inc.

Thomas H. Wyman           Director

John D. Zeglis            President and Director

Harold W. Burlingame      Executive Vice President, Merger & Joint Venture
                          Integration

James W. Cicconi          Executive Vice President-Law & Government Affairs
                          and General Counsel

                              Page 17 of 20 Pages

Mirian M. Graddick        Executive Vice President, Human Resources

Daniel R. Hesse           Executive Vice President and President & CEO, AT&T
                          Wireless Services, Inc.

Frank Ianna               Executive Vice President and President, AT&T Network
                          Services

Michael G. Keith          Executive Vice President and President, Business
                          Services

H. Eugene Lockhart        Executive Vice President and President, AT&T
                          Consumer Services

Richard J. Martin         Executive Vice President, Public Relations and
                          Employee Communication

David C. Nagel            President, AT&T Labs & Chief Technology Officer

John C. Petrillo          Executive Vice President, Corporate Strategy and
                          Business Development

Richard R. Roscitt        Executive Vice President and President & CEO, AT&T
                          Solutions

Daniel E. Somers          Senior Executive Vice President and Chief Financial
                          Officer

                              Page 18 of 20 Pages

                                 EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T Corp. (File No. 333-70279), filed on January 8, 1999 (the "AT&T Registration Statement"))

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement)

7(c) Amended and Restated Agreement and Plan of Merger, dated as of October 28, 1999, among AT&T Corp., A-Group Merger Corp., Liberty Media Corporation and The Associated Group, Inc. (incorporated by reference to Appendix A to the Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T Corp. (File No. 333-89915), filed on October 29, 1996)

7(d) Agreement, dated September 29, 1997, among Teligent, L.L.C., Digital Services Corporation, Telcom-DTS Investors, L.L.C., Microwave Services, Inc., The Associated Group, Inc. and certain other parties (incorporated by reference to Exhibit 1 to the Report on Schedule 13D of the Associated Group, Inc. and Microwave Services, Inc., dated December 8, 1997 (the "AGI Schedule 13D"))

7(e) Stockholders Agreement, dated as of November 26, 1997, by and among Teligent, Inc., Microwave Services, Inc., Telcom-DTS Investors, L.L.C. and NTTA&T Investment Inc. (incorporated by reference to Exhibit 2 to the AGI Schedule 13D)

7(f) Stock Contribution Agreement dated as of March 10, 1997 among Associated Communications, L.L.C., First Mark Communications, Inc. and Lynn Forester (incorporated by reference to Exhibit 3 to the AGI Schedule 13D)

7(g) Employment Agreement, dated August 19, 1996, between Associated Communications, L.L.C. and Alex J. Mandl (incorporated by reference to
       Exhibit 4 to the AGI Schedule 13D)

7(h) Registration Rights Agreement, dated as of March 6, 1998, by and between Teligent, Inc. and Microwave Services, Inc. (incorporated by reference to
       Exhibit 6 to Amendment No. 1 to the AGI Schedule 13D, dated March 9,
       1999)

                              Page 19 of 20 Pages

7(i) Stockholders Agreement, dated January 13, 2000, by and among Alex J. Mandl, Liberty Media Corporation, Telcom-DTS Investors, L.L.C. and Microwave Services, Inc.

                              Page 20 of 20 Pages